October 7, 2010
Melissa Duru
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Burger King Holdings, Inc. Schedule 14D-9, Amendment No. 2 (the “Amendment”) Filed October 4, 2010
Dear Ms. Duru:
     On behalf of Burger King Holdings, Inc. (the “Company”), we hereby respond to your comment to the undersigned in a telephone call on October 5, 2010 regarding the Amendment. Please note that for the Staff’s convenience we have recited the Staff’s comment and provided the Company’s response to the comment immediately thereafter.
Comment:
     Please identify which information within the Amendment was additive or corrective, and advise whether the Company believes such information is material.
Response:
     The information included in the Amendment falls into three categories: (1) additive disclosure made in connection with the settlement of litigation, (2) corrective disclosure, and (3) updates to information included in the original Schedule 14D-9 based on the passage of time. Following is a more detailed description of the changes made by the Amendment.
     Settlement Disclosure
     The additive settlement disclosure contained in the Amendment is being provided in connection with a disclosure-based settlement of the litigation described in the original Schedule 14D-9 and updated in the Amendment. The Company does not believe that the information added was required to be included in the original Schedule 14D-9. However, in an effort to settle the litigation, the Company included in the Amendment the following additional disclosure to address allegations made by the plaintiffs:
•	Under Item 4 relating to the Background of the Offer and Merger on page 3 of the Amendment providing additional details regarding certain meetings between the parties and their advisors leading up to the execution of the Merger Agreement as well as confirming that news articles did not have any impact on the process.

United States Securities and Exchange Commission
Office of Mergers and Acquisitions
Attn: Melissa Duru
October 7, 2010

•	Under Item 4 relating to the Opinion of the Company’s Financial Advisors on pages 3-8 of the Amendment, which provides additional facts supporting the underlying financial analysis of Morgan Stanley’s and Goldman Sachs’ in preparing their fairness opinions.

•	Under Item 5 confirming that no investment banking fees were paid or are payable by 3G or the Company to Morgan Stanley and Goldman Sachs and that no additional fees will be payable to Goldman Sachs if the transaction is not consummated and the Company does not receive a termination fee as long as the Company does not enter into another transaction. The original Schedule 14D-9 provided disclosure of the amount of fees payable to Morgan Stanley and Goldman Sachs in connection with the merger and offer, as well as information regarding fees paid in connection with the Company’s previous engagements of Morgan Stanley and Goldman Sachs.

•	Under Item 8 disclosing the additional sets of projections provided to the Company’s financial advisors on pages 9-11 of the Amendment. These projections were not provided to 3G, the Purchaser or Parent. The Company did not include such projections in the original Schedule 14D-9 as the Company’s subsequent decision to change its strategy to refranchise approximately half of its corporate stores was not reflected in any of these projections. As disclosed in the original Schedule 14D-9, the Company believes that the projections included in the original Schedule 14D-9, which incorporate the impact of the refranchising strategy (the “Refranchise Projections”), are the projections that reflect the current operating plan for the Company on a go-forward standalone basis. The original Schedule 14D-9 further disclosed that the Company’s Board of Directors also considered other projections prepared by management, including those that excluded the impact of the refranchising strategy and those that applied alternative macroeconomic assumptions, but came to the conclusion that the Refranchise Projections were the most realistic (see page 53 of the original Schedule 14D-9).
     Corrective Disclosure
     In Item 3, the Company amended the table on page 2 of the Amendment to include a new column “Accrued but Unpaid Dividends on Performance Based and Restricted Stock Units” to reflect previously accrued dividends on performance based and restricted stock units, which amounts were inadvertantly omitted from the original Schedule 14D-9. The total column was also amended to include such amounts. These amounts increased the figures in the total column by only 0.25% to 0.91%. Annex A to this letter provides a redline of this table showing the revised disclosure.

United States Securities and Exchange Commission
Office of Mergers and Acquisitions
Attn: Melissa Duru
October 7, 2010

     The “Potential Payments Upon a Change in Control” table was also amended to include a footnote disclosing amounts accrued under the Company’s Executive Retirement Program, clarifying that the potential payments upon a change in control do not include the pro rata portion of the Company’s annual contribution to the Executive Retirement Plan which will be made at the closing of the merger. The amount of these retirement contributions for each executive officer range from $4,066 to $12,114.
     In Item 4, the Company corrected certain typographical errors relating to Goldman Sachs’ financial analysis with respect to LTM for Large Cap Index public companies and CY2011E for QSR Index public companies.
     In Item 8, the Company clarified the assumptions underlying the projections included in the original Schedule 14D-9 noting that the EPS amount assumes a 36% estimated tax rate.
Updated Disclosure
     The additional information regarding the litigation on pages 8-9 of the Amendment and the pricing of the notes on page 11 of the Amendment provides updates with respect to events that occurred after the filing of the original Schedule 14D-9.
* * * * *
     Although, as noted, the Company does not believe that the information summarized above was required to be disclosed in the original Schedule 14D-9, in connection with the potential settlement of the pending litigation, the Company has decided to mail the Amendment to shareholders. The Company commenced the mailing on October 6, 2010.
     If you have any questions regarding the above, please contact the undersigned at (305) 789-7548 or Laurie Green at (954) 468-7808.

Sincerely yours,

HOLLAND & KNIGHT LLP

By:	/s/ Kara L. MacCullough
Kara L. MacCullough

cc:	Burger King Holdings, Inc. John W. Chidsey Ben K. Wells Anne Chwat, Esq.

Annex A